FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of   August  , 2004
                                         ----------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
             ------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes     No  X
                                       ---    ---
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______


     Attached as Exhibit 1 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 9, 2004.

     Attached as Exhibit 2 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 13, 2004.

     Attached as Exhibit 3 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 21, 2004.

     Attached as Exhibit 4 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 23, 2004.

     Attached as Exhibit 5 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 28, 2004.

     Attached as Exhibit 6 is a copy of the Company's Appendix 3Y, Change of Director's Interest Notice dated July 29, 2004.

     Attached as Exhibit 7 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated August 2, 2004.

     Attached as Exhibit 8 is a copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated August 3, 2004.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Progen Industries Limited

Date: August 4, 2004                  By:  /s/  Lewis Lee
      --------------                     -------------------------------
                                           Lewis Lee, Managing Director


                                           EXHIBIT INDEX

Exhibit Number                           Description
--------------                           -----------
Exhibit 1       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 9, 2004
Exhibit 2       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 13, 2004
Exhibit 3       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 21, 2004
Exhibit 4       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 23, 2004
Exhibit 5       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated July 28, 2004
Exhibit 6       Copy of the Company's Appendix 3Y, Change of Director's Interest Notice dated
                July 29, 2004
Exhibit 7       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated August 2, 2004
Exhibit 8       Copy of the Company's Appendix 3B, New issue announcement, application for quotation of additional securities and agreement dated August 3, 2004


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